July 20, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:	New Energy Systems Group (the “Company”) - Comment Response Letter

Mr. Jeffrey Jaramillo:

Reference is made to the SEC Comment Response Letter of the Company, dated July 19, 2011 (the “Response Letter”), which was submitted to the SEC via EDGAR on July 19, 2011. As counsel to the Company, please note that the Company inadvertently excluded the supporting documentation referenced in the Response Letter. Accordingly, please find annexed hereto as Exhibit A such supporting documentation for your reference.

Very truly yours,

By:	/s/ Jennifer Ahn
Jennifer Ahn, Esq.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

EXHIBIT A

New Energy Systems

Anytone
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010	Future discounted cash flow, income approach, per appraisal report
Total Identifiable Assets	24,083,000	Total Liabilities	31,216,000
Investment into subsidiary	28,000,000
Goodwill	20,449,000			41,477,041

Total Fair Value of Reporting Unit	41,477,041	Net asset including goodwill per book	41,316,908

Newpower
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010
Total Identifiable Assets	10,487,000	Total Liabilities	2,521,400
Goodwill	13,564,000			21,618,071

Total Fair Value of Reporting Unit	21,618,071	Net asset including goodwill per book	21,530,397

Kimfai
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010
Total Identifiable Assets	4,860,000	Total Liabilities	2,792,900
Goodwill	26,541,000			25,954,037

Total Fair Value of Reporting Unit	25,954,037	Net asset including goodwill per book	28,608,276

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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